Filed By:  CE Computer Equipment AG
Subject Company:  TREEV, Inc.
Commission File No.:  333-12894
This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.


[LOGO OMITTED]                                                           NEWS
                                                                        RELEASE

FOR IMMEDIATE RELEASE

NORTH AMERICAN                          EUROPEAN
INVESTOR RELATIONS CONTACT:             INVESTOR RELATIONS CONTACT:
TREEV, Inc.                             CE Computer Equipment Aktiengesellschaft
Brian Hajost                            Kerstin Senk
EVP, Finance and Corporate Development  Manager Investor Relations
Telephone: 703.904.3185                 Telephone: +49 (0)521/93 18-288
Email: bhajost@treev.com                E-mail: k.senk@ce-ag.com
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       CE COMPUTER EQUIPMENT AG ANNOUNCES THE COMPLETION OF EXCHANGE OFFER

Bielefeld, Germany, January 22, 2001 -- CE Computer Equipment AG announced today that it has completed its offer to acquire all outstanding TREEV employee stock options and TREEV warrants to acquire shares of TREEV common stock (Nasdaq:
TREV). The offer expired at 5:00 p.m. (New York City time), on Friday, January 19, 2001.

Based on the latest count of tendered options and warrants, approximately 2,581,731 TREEV employee stock options and 965,784 TREEV warrants were tendered and not withdrawn pursuant to the exchange offer, representing approximately 99% of the outstanding TREEV employee stock options and approximately 100% of the outstanding TREEV warrants. All options and warrants validly tendered and not properly withdrawn prior to the expiration of the offer have been accepted for payment.

Investors are urged to read the proxy statement/prospectus that was filed with the Securities and Exchange Commission by CE and TREEV in connection with the exchange offer, because it contains important information. Investors may obtain a free copy of the proxy statement/prospectus at the Commission's website: http://www.sec.gov. Investors may also obtain a free copy of the proxy statement/prospectus by contacting Investor Relations at TREEV at: 703-476-2260, 13900 Lincoln Park Drive, Suite 300, Herndon, Virginia 20171 or investor@treev.com.

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